Exhibit (a)(1)(B)

Email to All Eligible Employees

From:	Jacob M. Chacko, M.D., President and Chief Executive Officer, ORIC Pharmaceuticals, Inc.

To:	All Eligible Employees

Date:	June 21, 2022

Subject:	LAUNCH OF ORIC’S STOCK OPTION EXCHANGE PROGRAM

Dear ORIC Eligible Employee:

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer (the “Offer”) from ORIC Pharmaceuticals that will allow you to exchange certain out-of-the-money stock options that you hold for new stock options with a new exercise price, as described in more detail below, and also in the attached documents including the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options.”

If you elect to exchange your eligible options, you will receive new options that cover the same number of shares of common stock as the options that you exchange. The exercise price of the new options will be equal to the closing price of our common stock on Nasdaq on the Offer’s expiration date, which is July 20, 2022 (unless we choose to extend the Offer). All new options will be nonstatutory stock options for U.S. tax purposes, regardless of whether your eligible options cancelled in the Offer were incentive stock options or nonstatutory stock options. New options will be unvested on the new option grant date, regardless of whether your exchanged options were vested or unvested. The new options will be scheduled to vest on the following schedule, subject to you continuing your employment with us through each applicable vesting date:

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for eligible options granted prior to August 4, 2020, the new options will vest as to one-third of the underlying shares on the one-year anniversary of the new option grant date, and as to 1/36th of the underlying shares monthly thereafter on the same day of the month as the new option grant date (and if there is no corresponding day, on the last day of the month) over an additional period of two years; and

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for eligible options granted on or after August 4, 2020, the new options will vest as to one-fourth of the underlying shares on the one-year anniversary of the new option grant date, and as to 1/48th of the underlying shares monthly thereafter on the same day of the month as the new option grant date (and if there is no corresponding day, on the last day of the month) over an additional period of three years.

All eligible employees who participate in the Offer will receive new options in exchange for their cancelled eligible options. Eligible options include only those options with an exercise price greater than $6.00 and greater than the closing price of our common stock on Nasdaq on the Offer’s expiration date. You are an eligible employee if you are an employee of ORIC who holds eligible options as of the date the Offer commences and remain an employee of ORIC through the new option grant date. However, consultants and non-employee members of our board of directors will not be eligible employees.

This Offer currently is scheduled to expire on July 20, 2022, at 9:00 p.m., Pacific Time, and new options are scheduled to be granted on the same calendar day (but after the Offer expires).

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and election terms and conditions, together with their associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange in this Offer and give you the information necessary to make an informed decision, please refer to your personalized information regarding each eligible option grant you hold available via ORIC’s Offer website that lists:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant;

•	whether the eligible option grant is an incentive stock option or nonstatutory stock option;

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the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 20, 2022 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

•	the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and

•	the vesting schedule of the new option grant.

ORIC Offer Website (Initial Registration):

www.myoptionexchange.com/Identity/Account/Register

Your Login ID is your ORIC email address

Your Password: You will be required to set and confirm your password during your initial login, and a code will be sent to your email to confirm your identity.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. Additional resources relating to the Offer are available on the Offer website.

If you want to participate in the Offer, we must receive your election via ORIC’s Offer website at www.myoptionexchange.com no later than 9:00 p.m., Pacific Time, on July 20, 2022 (unless the offering period is extended).

If you do not remain employed with ORIC through the date that the new options are granted, then upon the termination of your employment, you will cease to be an eligible employee under the terms of the Offer and any election that you have made to exchange any of your options pursuant to the Offer will be ineffective. As a result, none of your options will be exchanged under the Offer and you will not receive new options.

If you do nothing, or if we have not received your properly completed and submitted election by the expiration of the Offer, you will have rejected this Offer and you will keep your current options. In that case, nothing will change about your existing options; they will remain outstanding and retain their existing terms.

You will receive an invitation to an information session on the Offer to be held on Wednesday, June 22, 2022 at 12:00 p.m. Pacific Time. We strongly encourage that you attend this information session. However, please understand that we cannot advise you on whether or not to participate in the Offer. Participation in the Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your personal financial, legal and/or tax advisors to address questions regarding your decision whether to participate in the Offer.

If, after you’ve read this message and accompanying materials, you still have questions, please contact Christian Kuhlen, our General Counsel, or Carlos Banuelos, our VP and Associate General Counsel, by email at optionexchange@oricpharma.com or by phone at (858) 345-2328.

Sincerely,

Jacob M. Chacko, M.D.

President and Chief Executive Officer

ORIC Pharmaceuticals, Inc.

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Terms and Conditions